Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	08:38 20-Apr-06

RNS Number:7170B
Wolseley PLC
20 April 2006

The following options over ordinary shares of 25 pence each in the capital of the Company were yesterday granted to Mr C A Banks under the following Scheme:

Wolseley Employee Share Purchase Plan 2001 (ESPP):

Director's name	No. of options	Option price	Date of grant
	granted	in pence

C A Banks	222	1236p	19 April 2006

The number of options will be reduced to reflect Mr Banks' retirement at 31 July 2006 but will not, thereafter, become exercisable until May 2007.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

ends

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